Exhibit 99.1

K Wave Media, Inc. (Nasdaq: KWM) (“K Wave” or the “Company”) Announces entering into a securities purchase agreement for $500 Million Equity Purchase Facility to Support Bitcoin Treasury Strategy

KWM declares strategic intent to become “the Metaplanet of Korea,” following the model of Metaplanet Inc., 2024’s top-performing global stock with a return of over 4,000%.

New York, NY/ Seoul, Korea — June 4, 2025 — K Wave Media, Inc. (Nasdaq: KWM) (“K Wave” or the “Company”), the first Korean media alliance listed on Nasdaq, announced today that it has entered into a securities purchase agreement with Bitcoin Strategic Reserve KWM LLC, providing for the sale by the Company of up to $500 million of ordinary shares.

Proceeds from the facility will be used to support the Company’s Bitcoin-centric digital asset treasury strategy as well as for working capital and M&A activities, further expanding its content and K-POP related businesses. Under this initiative, K Wave will, subject to certain limitations, allocate a significant portion of the proceeds received from the sale of any shares under the facility to the purchasing, long-term holding, and yield optimization of Bitcoin (BTC) — positioning itself among the first publicly traded media companies to integrate BTC directly into its core treasury operations. In addition, the Company plans to operate Bitcoin Lightning Network nodes and invest in Bitcoin-native infrastructure to enhance decentralization and facilitate on-chain transaction rewards.

K Wave is looking to be the “Metaplanet of Korea” — referencing Japan’s Metaplanet Inc., which became the #1 performing stock globally in 2024 and a top performer in 2025 after adopting a Bitcoin reserve strategy. The Company believes a similar model — combining public market access with a focused Bitcoin treasury initiative — will resonate with investors across Asia and the globe. With its growing media and entertainment businesses, BTC treasury, and the utilization of BTC by KWM, will allow consumers to experience KWM’s content and K-pop merchandising in a WEB3 environment and become a catalyst for more rapid growth.

The Company’s asset treasury strategy reflects its commitment to innovation and forward-looking asset management. Key initiatives under the strategy include:

●	Acquiring and holding BTC as a primary corporate reserve asset

●	Reinvesting BTC yields into additional Bitcoin purchases and infrastructure initiatives to deepen its engagement with the Bitcoin ecosystem.

●	Allowing KWM’s consumers to purchase KWM’s content and K-pop merchandising utilizing BTC in a WEB3 environment. Investors can invest in top-quality Korean film and K-pop projects utilizing approved coins by KWM, including BTC.

By adopting Bitcoin as its core reserve asset, K Wave aims to strengthen its balance sheet with the world’s most secure and decentralized digital currency while aligning itself strategically with the growing global Bitcoin economy and Web3 future.

Choi, Pyeungho, Chairman of the Board of KWM, commented:

“K Wave Media’s bold adoption of Bitcoin as a treasury reserve asset is a visionary move that signals the growing convergence between digital media and decentralized finance. We are proud to support K Wave’s mission to lead Web3 integration in the content space and believe this strategy will create strong, long-term value for its shareholders.”

Ted Kim, Co-Interim CEO of K Wave Media, added:

“At K Wave, we are reimagining the future of media — and that includes our financial foundation. Bitcoin offers not just a store of value, but a foundation for innovation, independence, and global scalability. By embedding BTC into our core strategy, we’re reinforcing our commitment to decentralization, agility, and future-facing value creation. This is a defining step forward for K Wave and for the future of creative finance that will further assist KWM to produce Korea’s best content and help position KWM in the K POP’s entire ecosystem by allowing it to expand to concert management and music distribution, among others.

About K Wave Media

Founded in 2023 and headquartered in the Cayman Islands, K Wave Media Ltd is a diversified entertainment company with operating companies in Korea producing high-quality K-content, K-pop merchandising, and K-entertainment investments. With a strong focus on creator empowerment and blockchain integration, K Wave delivers unique customer experiences to a global audience. The company is redefining the intersection of entertainment, technology, and finance by building an ecosystem that supports decentralized ownership, real-time creator monetization, and crypto-native engagement.

For further information about K Wave Media Ltd. (Nasdaq:KWM), please visit www.kwavemedia.com.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to, among others, our plans, objectives and expectations for our business, operations and financial performance and condition, and can be identified by terminology such as “may”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on management’s belief and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. For a further discussion of these risks, please refer to the risk factors included in the Registration Statement filed on Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Media Contacts

official@kwavemedia.com